Exhibit 99.(I)

FOR IMMEDIATE RELEASE

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")

ANNOUNCES PRELIMINARY RESULTS OF RIGHTS OFFERING

Panama City, Republic of Panama, June 23, 2003 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, announced today that it received actual subscriptions for approximately 20.5 million shares, in the Bank's 22 million share rights offering which expired on June 20, 2003, and notices of guaranteed delivery representing subscriptions for up to an additional 2.6 million shares. The subscription agent is working to confirm the actual number of notice of guaranteed delivery subscriptions and the Bank expects to announce the final subscription amount after the end of the notice of guaranteed delivery protection period which expires at 5:00 pm on June 25, 2003.

For further information regarding the Bank and its rights offering, please contact the Information Agent for this offering, MacKenzie Partners, Inc., at
(800) 322-2885 or call collect at (212) 929-5500.

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To obtain a written prospectus meeting the requirements of Section 10 of the
United States Securities Act of 1933, as amended, please contact the Information Agent or:

     Carlos Yap S.
     Senior Vice President, Finance
     BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
     Head Office
     Calle 50 y Aquilino de la Guardia
     Apartado 6-1497 El Dorado
     Panama City, Republic of Panama
     Tel No. (507) 210-8581
     Fax No. (507) 269 6333
     E-mail Internet address: cyap@blx.com

 - or -

     William W. Galvin
     The Galvin Partnership
     76 Valley Road
     Cos Cob, CT  06807
     U.S.A.
     Tel No. (203) 618-9800
     Fax No. (203) 618-1010
     E-mail Internet address: wwg@galvinpartners.com